Exhibit 99.1

INDEX TO THE FINANCIAL STATEMENTS

Consolidated Financial Statements of COMPASS Pathways Plc

Exhibit 99.1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of COMPASS Pathways plc

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of COMPASS Pathways plc and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive loss, of shareholders’ equity (deficit), and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2021.

Basis for Opinions

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express opinions on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Benefit from Research and Development Tax Credit

As described in Note 2 and 5 to the consolidated financial statements, the Company carries out research and development activities and benefits from the UK research and development (“R&D”) tax credit regime under the scheme for small and medium-sized enterprises. For the year ended December 31, 2022, the Company recognized $14.4 million in benefit from R&D tax credits. As disclosed by management, they evaluate the tax credit programs the Company is expected to be eligible for and recognize a benefit from the R&D tax credit for the portion of the expense that management expects to qualify under the program and has reasonable assurance that the amount will ultimately be realized. Management assesses its research and development activities and expenditures to determine whether the nature of the activities and expenditures will qualify for credit under the tax credit program and whether the claim will ultimately be realized based on the allowable reimbursable expense criteria established by the UK government. Management makes judgements to estimate the qualifying R&D expenditures including the allocation of time spent by individual team members on R&D activities versus non-R&D activities.

The principal considerations for our determination that performing procedures relating to the benefit from research and development tax credit is a critical audit matter are (i) the significant judgement applied by management when determining the nature and amount of expenses that qualify under the tax credit program, including estimating the allocation of time spent on R&D activities; and (ii) the high degree of auditor judgement, subjectivity, and effort in performing procedures and evaluating audit evidence related to the benefit from R&D tax credit.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures also included, among others, (i) evaluating management’s assessment of the nature of the activities performed by the company and their qualification for the R&D tax credit program available for small and medium sized enterprises, (ii) testing management’s process for estimating R&D costs that qualify, (iii) evaluating the reasonableness of management’s allocation of qualifying expenses including determining the amount expected to be realized based on relevant criteria outlined in the tax relief program, (iv) testing the completeness and accuracy of the data underlying the tax credit calculations, and (v) obtaining evidence of cash received in respect of the prior year’s claim to support the assessment that the benefit will ultimately be realized.

/s/PricewaterhouseCoopers LLP
Reading, United Kingdom
February 28, 2023

We have served as the Company's auditor since 2018.

COMPASS PATHWAYS PLC

Consolidated Balance Sheets

(in thousands, except share and per share amounts)

(expressed in U.S. Dollars, unless otherwise stated)

	December 31,
	2022	2021
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$ 143,206	$ 273,243
Restricted cash	175	104
Prepaid income tax	575	332
Prepaid expenses and other current assets	47,695	21,621
Total current assets	191,651	295,300
NON-CURRENT ASSETS:
Investment	469	525
Property and equipment, net	617	398
Operating lease right-of-use assets	2,006	3,696
Deferred tax assets	2,224	766
Other assets	327	213
Total assets	$ 197,294	$ 300,898
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$ 4,761	$ 2,564
Accrued expenses and other liabilities	9,325	10,308
Operating lease liabilities - current	1,510	2,235
Total current liabilities	15,596	15,107
NON-CURRENT LIABILITIES
Operating lease liabilities - non-current	418	1,379
Total liabilities	16,014	16,486

Commitments and contingencies (Note 15)
SHAREHOLDERS' EQUITY:
Ordinary shares, £0.008 par value; 42,631,794 and 42,019,874 shares authorized, issued and outstanding at December 31, 2022 and 2021, respectively	440	435
Deferred shares, £21,921.504 par value; one share authorized, issued and outstanding at December 31, 2022 and 2021	28	28
Additional paid-in capital	458,825	444,750
Accumulated other comprehensive (loss)/income	(16,867)	8,840
Accumulated deficit	(261,146)	(169,641)
Total shareholders' equity	181,280	284,412
Total liabilities and shareholders' equity	$ 197,294	$ 300,898

The accompanying notes are an integral part of these consolidated financial statements.

COMPASS PATHWAYS PLC

Consolidated Statements of Operations and Comprehensive Loss

(in thousands, except share and per share amounts)

(expressed in U.S. Dollars, unless otherwise stated)

	Year Ended December 31,
	2022	2021	2020
OPERATING EXPENSES:
Research and development	$ 65,053	$ 44,027	$ 23,366
General and administrative	45,350	39,194	28,027
Total operating expenses	110,403	83,221	51,393
LOSS FROM OPERATIONS:	(110,403)	(83,221)	(51,393)
OTHER INCOME (EXPENSE), NET:
Other income, net	4,061	40	319
Foreign exchange gains (losses)	821	1,990	(11,702)
Fair value change of convertible notes	—	—	(1,041)
Fair value change of convertible notes - due to a related party	—	—	(730)
Benefit from R&D tax credit	14,424	9,648	4,245
Total other income (expense), net	19,306	11,678	(8,909)
Loss before income taxes	(91,097)	(71,543)	(60,302)
Income tax expense	(408)	(199)	(32)
Net loss	(91,505)	(71,742)	(60,334)
Other comprehensive loss:
Foreign exchange translation adjustment	(25,707)	(5,745)	14,683
Comprehensive loss	(117,212)	(77,487)	(45,651)
Net loss per share attributable to ordinary shareholders—basic and diluted	$ (2.16)	$ (1.79)	$ (3.55)
Weighted average ordinary shares outstanding—basic and diluted	42,436,292	39,997,587	16,991,664

The accompanying notes are an integral part of these consolidated financial statements.

COMPASS PATHWAYS PLC

Consolidated Statements of Shareholders’ Equity (Deficit)

(in thousands, except share and per share amounts)

(expressed in U.S. Dollars, unless otherwise stated)

	CONVERTIBLE			A CONVERTIBLE		B CONVERTIBLE		ORDINARY SHARES £0.008		DEFERRED SHARES		ADDITIONAL PAID-IN CAPITAL	ACCUMULATED OTHER COMPREHENSIVE (LOSS)/ INCOME	ACCUMULATED DEFICIT	TOTAL SHAREHOLDERS' EQUITY (DEFICIT)
	PREFERRED SHARES			PREFERRED SHARES		PREFERRED SHARES		PAR VALUE		£21,921.504 PAR VALUE
	SHARES		AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	AMOUNT	AMOUNT	AMOUNT	AMOUNT
Balance at December 31, 2019	2,650,980		$ 3,761	7,131,525	$ 35,147	—	$ —	10,752,429	$ 111	—	$ —	$ 7,162	$ (98)	$ (37,565)	$ (30,390)
Issuance of B convertible preferred shares, net of issuance costs	—		—	—	—	4,913,404	61,316	—	—	—	—	—	—	—	—
Conversion of notes into B convertible preferred shares	—		—	—	—	1,723,263	21,614	—	—	—	—	—	—	—	—
Exercise of share options	—		—	—	—	—	—	197,702	2	—	—	(2)	—	—	—
Exercise of share options but shares not issued	—		—	—	—	—	—	—	—	—	—	16	—	—	16
Forfeiture of ordinary shares	—		—	—	—	—	—	(63,972)	(1)	—	—	1	—	—	—
Effect of corporate reorganization including conversion of preferred shares to ordinary shares	(2,650,980)		(3,761)	(7,131,525)	(35,147)	(6,636,667)	(82,930)	16,419,172	167	1	28	121,643	—	—	121,838
Issuance of ordinary shares, net of issuance costs	—		—	—	—	—	—	8,625,000	88	—	—	132,677	—	—	132,765
Share-based compensation expense	—		—	—	—	—	—	—	—	—	—	17,983	—	—	17,983
Unrealized gain (loss) on foreign currency translation	—		—	—	—	—	—	—	—	—	—	—	14,683	—	14,683
Net loss	—		—	—	—	—	—	—	—	—	—	—	—	(60,334)	(60,334)
Balance at December 31, 2020	—		$ —	—	$ —	—	$ —	35,930,331	$ 367	1	$ 28	$ 279,480	$ 14,585	$ (97,899)	$ 196,561
Exercise of share options	—		—	—	—	—	—	1,244,709	14	—	—	1,891	—	—	1,905
Issuance of shares due to options exercised in previous year	—		—	—	—	—	—	232,227	3	—	—	(3)	—	—	—
Issuance of ordinary shares, net of issuance costs	—		—	—	—	—	—	4,600,000	51	—	—	154,743	—	—	154,794
Issuance of ordinary shares to settle vested restricted stock units	—		—	—	—	—	—	12,607	—	—	—	—	—	—	—
Share-based compensation expense	—		—	—	—	—	—	—	—	—	—	8,639	—	—	8,639
Unrealized gain (loss) on foreign currency translation	—		—	—	—	—	—	—	—	—	—	—	(5,745)	—	(5,745)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(71,742)	(71,742)
Balance at December 31, 2021	—		$ —	—	$ —	—	$ —	42,019,874	$ 435	1	$ 28	$ 444,750	$ 8,840	$ (169,641)	$ 284,412

Issuance of ordinary share under ATM offering, net of issuance costs	—	—	—	—	—	44,416	1	—	—	439	—	—	440
Exercise of share options	—	—	—	—	—	462,722	4	—	—	397	—	—	401
Issuance of ordinary shares to settle vested restricted stock units	—	—	—	—	—	82,622	—	—	—	—	—	—	—
Issuance of ordinary shares under 2020 employee share purchase plan	—	—	—	—	—	22,160	—	—	—	199	—	—	199
Shares tendered for withholding taxes						—	—	—	—	(83)	—	—	(83)
Share-based compensation expense						—	—	—	—	13,123	—	—	13,123
Unrealized gain (loss) on foreign currency translation						—	—	—	—	—	(25,707)	—	(25,707)
Net loss	—	—	—	—	—	—	—	—	—	—	—	(91,505)	(91,505)
Balance at December 31, 2022	—	$ —	—	$ —	—	42,631,794	$ 440	1	$ 28	$ 458,825	$ (16,867)	$ (261,146)	$ 181,280

The accompanying notes are an integral part of these consolidated financial statements.

COMPASS PATHWAYS PLC

Consolidated Statements of Cash Flows

(in thousands)

(expressed in U.S. Dollars, unless otherwise stated)

	Year Ended December 31,
	2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$ (91,505)	$ (71,742)	$ (60,334)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	330	175	112
Change in fair value of convertible notes	—	—	1,771
Non-cash loss on foreign currency remeasurement	1,141	22	—
Non-cash share-based compensation	13,123	8,639	17,983
Non-cash lease expenses	2,126	1,797	—
Changes in operating assets and liabilities
Prepaid expenses and other current assets	(28,760)	(8,984)	(4,490)
Deferred and prepaid tax assets	(1,701)	(877)	(221)
Other assets	(307)	(160)	(57)
Operating lease liabilities	(2,081)	(1,880)	—
Accounts payable	2,497	(163)	1,303
Accrued expenses and other liabilities	(314)	5,428	2,553
Net cash used in operating activities	(105,451)	(67,745)	(41,380)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(596)	(334)	(131)
Purchase of investments	—	—	(497)
Net cash used in investing activities	(596)	(334)	(628)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares, net of issuance costs	440	154,794	—
Proceeds from the issuance of shares under the employee share purchase plan	199	—	—
Proceeds from exercise of share options	401	1,852	16
Issuance of ADRs in initial public offering, net of issuance costs	—	—	132,823
Proceeds of issuance of preferred shares, net of issuance costs	—	—	61,316
Net cash provided by financing activities	1,040	156,646	194,155
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(24,959)	(5,576)	13,225
Net (decrease)/increase in cash, cash equivalents and restricted cash	(129,966)	82,991	165,372
Cash, cash equivalents and restricted cash, beginning of the period	273,347	190,356	24,984
Cash, cash equivalents and restricted cash, end of the period	$ 143,381	$ 273,347	$ 190,356

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Right-of-use assets obtained in exchange for new operating lease liabilities	$ 783	$ 5,562	$ —
Unpaid tax withholdings on stock award recognized in accrued and other liabilities	$ 85	$ —	$ —
Proceeds from exercise of options were received and recorded in other current assets	$ —	$ 53	$ —
Deferred issuance costs included in accrued expenses	$ —	$ 856	$ —
Conversion of convertible notes into convertible preferred shares	$ —	$ —	$ 21,614

The following table provides a reconciliation of the cash, cash equivalents and restricted cash balances as of each of the periods, shown above:

	Year Ended December 31,
	2022	2021	2020
Cash and cash equivalents	$ 143,206	$ 273,243	$ 190,327
Short-term restricted cash	175	104	29
Total cash, cash equivalents and restricted cash	$ 143,381	$ 273,347	$ 190,356

The accompanying notes are an integral part of these consolidated financial statements.

Exhibit 99.1

COMPASS PATHWAYS PLC

Notes to Consolidated Financial Statements

1. Nature of Business

COMPASS Pathways plc, or the Company, is a mental health care company dedicated to accelerating patient access to evidence-based innovation in mental health. The Company is developing its investigational COMP360 psilocybin therapy through late-stage clinical trials in Europe and North America for patients with treatment-resistant depression.

The Company is subject to risks and uncertainties common to clinical stage companies in the biotechnology industry, including, but not limited to, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary intellectual property and technology, compliance with government regulations and the ability to secure additional capital to fund operations. Therapeutic candidates currently under development will require significant additional research and development efforts, including preclinical and clinical testing and regulatory approval, prior to commercialization. These efforts require significant amounts of capital, adequate personnel and infrastructure and extensive compliance-reporting capabilities. Even if the Company’s therapeutic development efforts are successful, it is uncertain when, if ever, the Company will realize revenue from sales.

The Company has funded its operations primarily with proceeds from the sale of its convertible preferred shares, the issuance of convertible notes, and more recently through the sale of American Depository Shares, or ADSs, in connection with the Company’s initial public offering, or the IPO, in September 2020, and its $154.8 million May 2021 follow-on offering. On October 8, 2021, the Company entered into a Sales Agreement with Cowen and Company, LLC, or Cowen, under which the Company may issue and sell from time to time up to $150.0 million of its ADSs, each representing one ordinary share, through Cowen as the sales agent. Sales of the Company’s ADSs, if any, will be made at market prices. On December 14, 2022, under our at-the-market offering we sold 44,416 ADSs at $10.53 per ADS.

The Company has incurred recurring losses since its inception, including net losses of $91.5 million and $71.7 million for the years ended December 31, 2022 and 2021, respectively. In addition, as of December 31, 2022, the Company had an accumulated deficit of $261.1 million. The Company expects to continue to generate operating losses for the foreseeable future. The Company believes the cash and cash equivalents on hand as of December 31, 2022 of $143.2 million will be sufficient to fund its operating expenses and capital expenditure requirements for at least the next twelve months, including progressing our Phase 3 clinical program, our Phase 2 studies in anorexia nervosa and PTSD and costs associated with operating as a public company. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. We will need substantial additional funding to complete the development and commercialization of our Phase 3 clinical program, and our Phase 2 studies in anorexia nervosa and PTSD. The Company’s inability to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies. There can be no assurance that the current operating plan will be achieved or that additional funding will be available on terms acceptable to the Company, or at all.

The future viability of the Company is dependent on its ability to raise additional capital to finance its operations. The Company may raise additional capital through a combination of equity offerings, debt financings, collaborations, and other strategic transactions, including marketing, distribution or licensing arrangements. There can be no assurance that additional funding will be available on terms acceptable to the Company, on a timely basis or at all. The failure of the Company to obtain sufficient funds on acceptable terms when needed could have a material adverse effect on the Company’s business, results of operations, and financial conditions.

The COVID-19 pandemic and policies and regulations implemented by governments in response to the COVID-19 pandemic, most of which have been lifted, have had a significant impact, both directly and indirectly, on global businesses and commerce. For example, although restrictions in the United Kingdom and the United States have generally been lifted, additional indirect effects such as worker shortages and supply chain constraints continue to impact segments of the economy. The future extent of the impact of the COVID-19 pandemic on our preclinical studies or clinical trial operations, our supply chain and manufacturing and our office-based business operations or any of the third parties on whom it relies or with whom the Company conducts business, such as CROs or CMOs, will depend on future developments, which remain highly uncertain and cannot be predicted with confidence, such as the duration of the pandemic, the emergence of additional or more infectious variants, or the effectiveness of actions to contain and treat coronavirus.

Exhibit 99.1

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, or U.S. GAAP.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting periods. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, the prepayment and accrual for research and development expenses, share-based compensation and the research and development tax credit. Estimates are periodically reviewed in light of changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ materially from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments that have maturities of three months or less when acquired to be cash equivalents. The Company does not currently have any material cash equivalents.

Restricted Cash

Restricted cash as of December 31, 2022 and 2021 represents a collateral deposit for employee credit cards.

Investment

The investment does not have readily determinable fair value and it is carried at cost, less impairment, adjusted for subsequent changes to estimated fair value up to the original cost, in circumstances where the Company does not have the ability to exercise significant influence or control over the operating and financial policies of the investee.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under U.S. GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the inputs for the first two are considered observable and the inputs for the last are considered unobservable:

•
Level 1—Quoted prices in active markets for identical assets or liabilities.
•
Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•
Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques

The carrying amounts reflected in the consolidated balance sheets for the Company’s cash and cash equivalents, restricted cash, accounts payable and accrued expenses approximate fair value because of the short-term nature of these instruments.

The Company's convertible notes issued prior to IPO were classified within Level 3 of the fair value hierarchy because their fair values were estimated by utilizing valuation models and significant unobservable inputs. The convertible notes were valued using a scenario-based discounted cash flow analysis. Two primary scenarios were considered and probability weighted to arrive at the valuation conclusion for each convertible note. The first scenario considered the value impact of conversion at the stated discount to the issue price if the Company raised over £25.0 million in an equity financing before the first anniversary of the issuance date, the Qualified Financing, otherwise Non-Qualified Financing, while the second scenario assumed the convertible notes are held to maturity. As of the issuance date of the convertible notes, an implied yield was calculated such that the probability weighted value of the convertible note was equal to the principal investment amount. The implied yield of previously issued convertible notes was carried forward and used as the primary discount rate for subsequent valuation dates. The Company estimated the fair value of the convertible notes based on a future value on projected conversion dates which were i) discounted back to the valuation date at an appropriate discount rate and ii) probability weighted to arrive at an indication of value for the convertible notes.

Fair Value Option

As permitted under Accounting Standards Codification 825, Financial Instruments, or ASC 825, the Company has elected the fair value option to account for its convertible notes. In accordance with ASC 825, the Company records these convertible notes at fair value with changes in fair value recorded as a component of other income (expense), net in the consolidated statements of operations and comprehensive loss. As a result of applying the fair value option, direct costs and fees related to the convertible notes were expensed as incurred and were not deferred. The Company concluded that it was appropriate to apply the fair value option to the convertible notes because there are no non-contingent beneficial conversion options related to the convertible notes.

Concentration of Credit Risk

Financial instruments that subject the Company to credit risk consist primarily of cash and cash equivalents. The Company places cash and cash equivalents in established financial institutions. The Company has no significant off-balance-sheet risk or concentration of credit risk, such as foreign exchange contracts, options contracts, or other foreign hedging arrangements.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the respective assets, which are as follows:

Estimated Useful Life
Lab equipment	5 years
Office equipment	3-5 years
Furniture and fixtures	3 years
Leasehold improvements	Shorter of useful life or remaining lease term

Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the consolidated statements of operations and comprehensive loss. Expenditures for repairs and maintenance are charged to expense as incurred.

Impairment of Long-Lived Assets

The Company evaluates assets for potential impairment when events or changes in circumstances indicate the carrying value of the assets may not be recoverable. Recoverability is measured by comparing the book values of the assets to the expected future net undiscounted cash flows that the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the book values of the assets exceed their fair value. The Company has not recognized any impairment losses or had triggering events related to its underlying assets for the years ended December 31, 2022 and 2021.

Segment Information

Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker in deciding how to allocate resources and assess performance. The Company and the Company’s chief operating decision maker, the Company’s Chief Executive Officer, view the Company’s operations and manage its business as a single operating segment; however, the Company operates in two geographic regions: the United Kingdom, or UK, and the United States. The Company’s fixed assets are primarily located in the UK. The Company’s singular concentration is focused on accelerating patient access to evidence-based innovation in mental health.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development expenses consist of costs incurred in performing research and development activities, including salaries, share-based compensation and benefits, travel, and external costs of outside vendors engaged to conduct clinical development activities, clinical trials and the cost to manufacture clinical trial materials.

Research Contract Costs, Prepayments and Accruals

The Company has entered into various research and development-related contracts with research institutions and other companies. These agreements are generally cancellable, and related payments are recorded as research and development expenses as incurred. The Company records prepayments and accruals for estimated ongoing research costs and receives updated estimates of costs and amounts owed on a monthly basis from its third-party service providers. When evaluating the adequacy of the prepayments and accruals, the Company analyzes progress of the studies or clinical trials, including the phase or completion of events, invoices received and contracted cost estimates from third-party service providers. Estimates are made in determining the prepaid and accrued expense balances at the end of any reporting period. Actual results could differ from the Company’s estimates. The Company’s historical prepayments and accrual estimates have not been materially different from the actual costs.

Share-Based Compensation

The Company accounts for all share-based payment awards granted to employees and non-employees as share-based compensation expense at fair value. The Company grants equity awards under its share-based compensation programs, which may include share options and restricted stock units. The measurement date for employee and non-employee awards is the date of grant, and share-based compensation costs are recognized as an expense over the requisite service period, which is the vesting period, on a straight-line basis. Share-based compensation expense is classified in the accompanying consolidated statements of operations and comprehensive loss based on the function to which the related services are provided. The Company recognizes share-based compensation expense for the portion of awards that have vested. Forfeitures are recorded as they occur.

On October 1, 2021, the Company launched the Share Incentive Plan, or the SIP, and Employee Share Purchase Plan, or the ESPP, through which employees can purchase shares at a discounted price. The Company estimated the fair value of stock options and shares to be issued under the SIP and ESPP using the Black-Scholes option-pricing model on the date of grant. The fair value of shares to be issued under these plans are recognized and amortized on a straight-line basis over the purchase period, which is generally six months.

There have been no performance conditions attached to the share options granted by the Company to date. The fair value of each share option grant is estimated on the date of grant using the Black-Scholes option pricing model. See Note 11 for the Company’s assumptions used in connection with option grants made during the periods covered by these consolidated financial statements. Assumptions used in the option pricing model include the following:

Expected volatility. The Company lacks sufficient company-specific historical and implied volatility information for its ordinary shares. Therefore, it estimates its expected share volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded share price.

Expected term.The expected term of the Company’s share options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The “simplified” method was determined to be appropriate as the Company does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term due to the limited period of time its equity shares have been publicly traded.

Risk-free interest rate. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods that are approximately equal to the expected term of the award.

Expected dividend.Expected dividend yield of zero is based on the fact that the Company has never paid cash dividends on ordinary shares and does not expect to pay any cash dividends in the foreseeable future.

Fair value of ordinary shares.Given the absence of an active market for the Company’s ordinary shares prior to the IPO, the Company and the board of directors of the Company, the members of which the Company believes have extensive business, finance, and venture capital experience, were required to estimate the fair value of the Company’s ordinary shares at the time of each grant of a stock-based award prior to the IPO. The grant date fair value of restricted ordinary shares and share options were calculated based on the grant date fair value of the underlying ordinary shares. The Company calculated the fair value of the ordinary shares in accordance with the guidelines in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the “Practice Aid”. The Company’s valuations of ordinary shares were prepared using a market approach, based on precedent transactions in the shares, to estimate the Company’s total equity value using an option-pricing method, or OPM. After the Company’s IPO, the fair value of ordinary shares is determined by reference to the closing price of ADSs on the Nasdaq Global Select Market on the day prior to or day of the grant.

The OPM derives an equity value such that the value indicated for ordinary shares is consistent with the investment price, and it provides an allocation of this equity value to each of the Company’s securities. The OPM treats the various classes of ordinary shares as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the ordinary shares have value only if the funds available for distribution to shareholders exceeded the value of the share liquidation preferences of ordinary shares with senior preferences at the time of the liquidity event. Key inputs into the OPM calculation included the risk-free rate, expected time to liquidity and volatility. A reasonable discount for lack of marketability was applied to the total equity value to arrive at an estimate of the total fair value of equity on a non-marketable basis.

Leases

Effective January 1, 2021, the Company adopted ASU No. 2016-02, Leases (Topic 842), as amended, using the modified retrospective method and utilizing the effective date as its date of initial application, with prior periods presented in accordance with previous guidance under ASC 840, Leases, or ASC 840. The Company has elected to apply the package of three expedients to all of its leases requiring (1) no reassessment of whether any expired or existing contracts are or contain leases, (2) the lease classification of any expired or existing leases, or (3) the capitalization of initial direct costs for any existing leases. Adoption of this standard resulted in the recording of operating lease right-of-use assets and current operating lease liabilities of $1.0 million, on the Company’s balance sheet on the effective date. The adoption of the standard did not have a material effect on the Company’s statements of operations and comprehensive loss, statements of cash flows or accumulated deficit. Refer to Note 14 for right-of-use assets and liabilities recorded during the periods ended December 31, 2022 and 2021 respectively.

At the inception of an arrangement, the Company determines whether the arrangement is or contains a lease based on the unique facts and circumstances present in the arrangement. Leases with a term greater than one year are recognized on the balance sheet as right-of-use assets and current and non-current lease liabilities, as applicable. Entities may elect not to separate lease and non-lease components. The Company has elected to account for lease and non-lease components together as a single lease component for all underlying assets and to allocate all the contract consideration to the lease component only. All the Company’s leases are classified as operating leases.

Lease liabilities and their corresponding right-of-use assets are initially recorded based on the present value of lease payments over the expected remaining lease term. Certain adjustments to the right-of-use asset may be required for items such as incentives received. The interest rate implicit in lease contracts has not been readily determinable. As a result, the Company utilizes its incremental borrowing rate to discount lease payments, which reflects the fixed rate at which the Company could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, in a similar economic environment. As the Company does not have a rating agency-based credit rating, quotes were obtained from lenders to establish an estimated secured rate to borrow based on Company and market-based factors as of the respective lease measurement dates. The Company has elected not to recognize leases with an original term of one year or less on the balance sheets. The Company typically only includes the non-cancelable lease term in its assessment of a lease arrangement unless there is an option to extend the lease that is reasonably certain of exercise. The Company adjusts the right-of-use assets for straight-line rent expense or any incentives received and remeasure the lease liability at the net present value using the same incremental borrowing rate that was in effect as of the lease commencement or transition date.

Operating lease costs are recognized on a straight-line basis over the lease term, and they are categorized within research and development and general and administrative expenses in the consolidated statements of operations and comprehensive loss. The operating lease cash flows are categorized under net cash used in operating activities in the consolidated statements of cash flows.

Foreign Currency Translation

The Company maintains its consolidated financial statements in its functional currency, which is Pound Sterling. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Exchange gains or losses arising from foreign currency transactions are included in other income (expense), net in the consolidated statements of operations and comprehensive loss. The Company recorded foreign exchange gains of approximately $0.8 million and $2.0 million for the years ended December 31, 2022 and 2021, respectively. These gains arise from U.S. dollars which are held in a financial institution in one of our UK subsidiaries that has a functional currency of Pound Sterling.

For financial reporting purposes, the consolidated financial statements of the Company have been presented in the U.S. dollar, the reporting currency. The financial statements of entities are translated from their functional currency into the reporting currency as follows: assets and liabilities are translated at the exchange rates at the balance sheet dates, expenses and other income (expense), net are translated at the average exchange rates for the periods presented and shareholders’ equity is translated based on historical exchange rates. Translation adjustments are not included in determining net loss but are included as a foreign exchange adjustment to other comprehensive income, a component of shareholders’ equity.

Income Taxes

In December 2019, the FASB issued Accounting Standard Update, or ASU, 2019-12, “Income Taxes - Simplifying the Accounting for Income Taxes (Topic 740),” or ASU 740, which simplifies the accounting for income taxes. The new guidance removes certain exceptions to the general principles in ASC 740 such as recognizing deferred taxes for equity investments, the incremental approach to performing intra-period tax allocation and calculating income taxes in interim periods. The standard also simplifies accounting for income taxes under U.S. GAAP by clarifying and amending existing guidance, including the recognition of deferred taxes for goodwill, the allocation of taxes to members of a consolidated group and requiring that an entity reflect the effect of enacted changes in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. This guidance is effective for annual periods beginning after December 15, 2020, and interim periods thereafter; however, early adoption is permitted. The Company adopted this ASU as of January 1, 2021 and it has had no material impact on the consolidated financial statements.

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or in its tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that deferred tax assets will be recovered in the future to the extent management believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

The Company accounts for uncertainty in income taxes in the consolidated financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed as the amount of benefit to recognize in the consolidated financial statements. The amount of benefit that may be used is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate, as well as the related net interest and penalties. As of December 31, 2022 and 2021, the Company has not identified any material uncertain tax positions.

The Company recognizes interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated statements of operations and comprehensive loss. As of December 31, 2022 and 2021 no accrued interest or penalties are included on the related tax liability line in the consolidated balance sheets.

Benefit from Research and Development Tax Credit

As a company that carries out extensive research and development activities, the Company benefits from the UK research and development tax credit regime under the scheme for small or medium-sized enterprises, or SME. Under the SME regime, the Company is able to surrender some of its trading losses that arise from qualifying research and development activities for a cash rebate of up to 33.35% of such qualifying research and development expenditure. The Company meets the conditions of the SME regime. Qualifying expenditures largely comprise employment costs for research staff, consumables, outsourced contract research organization costs and utilities costs incurred as part of research projects. Certain subcontracted qualifying research and development expenditures are eligible for a cash rebate of up to 21.67%. A large portion of costs relating to research and development, clinical trials and manufacturing activities are eligible for inclusion within these tax credit cash rebate claims.

The Company is subject to corporate taxation in the UK. Due to the nature of the business, the Company has generated losses since inception. The benefit from research and development, or R&D, tax credits is recognized in the consolidated statements of operations and comprehensive loss as a component of other income (expense), net, and represents the sum of the research and development tax credits recoverable in the UK.

The UK research and development tax credit is fully refundable to the Company and is not dependent on current or future taxable income. As a result, the Company has recorded the entire benefit from the UK research and development tax credit as a benefit which is included in net loss before income tax and accordingly, not reflected as part of the income tax provision. If, in the future, any UK research and development tax credits generated are needed to offset a corporate income tax liability in the UK, that portion would be recorded as a benefit within the income tax provision and any refundable portion not dependent on taxable income would continue to be recorded within other income (expense), net.

The Company may not be able to continue to claim research and development tax credits under the SME regime in the future because it may no longer qualify as a small or medium-sized company. In addition, the EU State Aid cap limits the total aid claimable in respect of a given project to €7.5 million which may impact the Company's ability to claim R&D tax credits in future. Further, the U.K. Finance Act of 2021 introduced a cap on credit claims under the SME Program in excess of £20,000 with effect from April 2021 by reference to, broadly, three times the total Pay As You Earn, or PAYE, and National Insurance Contributions, or NICs, liability of the company, subject to an exception which prevents the cap from applying. That exception requires the company to be creating, taking steps to create or managing intellectual property, as well as having qualifying research and development expenditure in respect of connected parties, which does not exceed 15% of the total claimed. If such exception does not apply, this could restrict the amount of payable credit that we claim. In the Finance Act 2022-23, the rates for the SME R&D regime were reduced such that for expenditure from April 1, 2023 the effective credit will reduce from 33.4p/£ to 18.6p/£.

Unsurrendered UK losses may be carried forward indefinitely to be offset against future taxable profits, subject to numerous utilization criteria and restrictions. The amount that can be offset each year is limited to £5.0 million plus an incremental 50% of UK taxable profits.

Comprehensive Loss

Comprehensive loss includes net loss as well as other changes in shareholders’ equity that result from transactions and economic events other than those with shareholders. For the years ended December 31, 2022 and 2021, the only component of accumulated other comprehensive loss is foreign currency translation adjustment.

Net Loss per Share

The Company has reported losses since inception and has computed basic net loss per share attributable to ordinary shareholders by dividing net loss attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding for the period, without consideration for potentially dilutive securities. The Company computes diluted net loss per ordinary share after giving consideration to all potentially dilutive ordinary shares, including unvested restricted shares and outstanding options. Because the Company has reported net losses since inception, these potential ordinary shares have been anti-dilutive and basic and diluted loss per share were the same for all periods presented.

Derivatives

The Company enters into foreign currency contracts to reduce the risk that our cash flows and earnings will be adversely affected by foreign currency exchange rate fluctuations. The Company does not enter into foreign currency contracts for speculative purposes. The Company recognizes derivative instruments, which do not qualify for hedge accounting, as either assets or liabilities on the balance sheet at fair value. The Company records changes in the fair value (gains or losses) of the derivatives in the accompanying consolidated statement of operations and comprehensive loss as other income (expense), net.

Recently Issued Accounting Pronouncements

The Company reviewed recently issued accounting pronouncements and determined there will not be an impact to our financial position and results of operations.

Exhibit 99.1

3. Fair Value Measurements

There are no financial instruments measured at fair value on a recurring basis as of December 31, 2022 and 2021. Management believes that the carrying amounts of the Company’s consolidated financial instruments, including cash and cash equivalents, restricted cash, accounts payable and accrued expenses approximate fair value due to the short-term nature of those instruments.

The Company elected the fair value option to account for its convertible notes issued during 2019 (See Note 8). The fair value of the convertible notes was determined based on significant inputs not observable in the market, which represents a level 3 measurement within the fair value hierarchy.

The Company recorded a loss of $1.8 million for changes in the fair value of the convertible notes in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2020.

The following table provides a roll forward of the aggregate fair value of the Company’s convertible notes, for which fair value was determined using level 3 inputs (in thousands):

Convertible Notes
Balance as of December 31, 2019	$ 21,089
Change in fair value	1,771
Settlement of convertible notes	(21,614)
Exchange difference	(1,246)
Balance as of December 31, 2020, 2021 and 2022	$ —

Exhibit 99.1

4. Investment

On March 6, 2020, the Company made a strategic investment of $0.5 million to acquire an 8% (on a fully diluted basis) shareholding in Delix Therapeutics, Inc., a drug discovery and development company researching novel small molecules for use in Central Nervous System, or CNS, indications. The Company’s investment in Delix Therapeutics, Inc. does not provide it with significant influence over the investee. The investment does not have a readily determinable fair value and therefore will be measured at cost minus impairment adjusted by observable price changes in orderly transactions for the identical or a similar investment of the same issuer. This investment will be measured at fair value on a nonrecurring basis when there are events or changes in circumstances that may have a significant adverse effect. An impairment loss is recognized in the consolidated statements of operations and comprehensive loss equal to the amount by which the carrying value exceeds the fair value of the investment. As of December 31, 2022, no impairment loss was recognized.

Exhibit 99.1

5. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	December 31,
	2022	2021
UK R&D tax credit	$ 13,972	$ 9,587
Prepaid insurance premium	2,818	3,359
Prepaid research and development	28,211	4,562
VAT recoverable	1,652	1,629
Deferred offering costs	—	840
Security deposit	97	274
Other current assets	945	1,370
	$ 47,695	$ 21,621

Exhibit 99.1

6. Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

	December 31,
	2022	2021
Lab equipment	$ 332	$ 370
Office equipment	637	315
Furniture and fixtures	87	65
Leasehold improvements	91	6
	1,147	756
Less: accumulated depreciation	(530)	(358)
	$ 617	$ 398

Depreciation and amortization expenses were $0.3 million, $0.2 million and $0.1 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Exhibit 99.1

7. Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consisted of the following (in thousands):

	December 31,
	2022	2021
Accrued research and development expense	$ 1,684	$ 3,043
Accrued professional expenses	1,284	1,386
Accrued compensation and benefit costs	5,534	5,018
Payroll tax payable	167	593
Other liabilities	656	268
	$ 9,325	$ 10,308

Exhibit 99.1

8. Convertible Notes

On April 17, 2020, upon the Series B convertible preferred share financing, which constituted a Qualified Financing, the outstanding principal of the convertible notes of $18.4 million (£15.0 million) automatically converted into 1,723,263 Series B convertible preferred shares, and there was no outstanding balance as of December 31, 2020.

The Company elected the fair value option to account for the 2019 Convertible Notes. The Company recorded the 2019 Convertible Notes at fair value and subsequently remeasured them to fair value at each reporting date. Changes in fair value were recognized as a component of other income (expense), net in the consolidated statements of operations and comprehensive loss. The Company recognized losses in the consolidated statements of operations and comprehensive loss of $1.8 million as change in fair value of the convertible notes during the year ended December 31, 2020. There are no convertible notes outstanding in the years ended December 31, 2022 or 2021.

Exhibit 99.1

9. Convertible Preferred Shares

On April 17, 2020, the Company closed a Series B funding round to secure an additional $80.0 million of funding, including the conversion of the 2019 Convertible Notes (see Note 8), through the issuance of Series B convertible preferred shares. The Company received $61.6 million in cash proceeds upon the issuance of 4,913,404 Series B convertible preferred shares and incurred issuance costs of $0.3 million, recorded as a reduction to the convertible preferred shares. The 2019 Convertible Notes were converted into 1,723,263 Series B convertible preferred shares. The issuance price of the Series B convertible preferred shares was $1.42 per share.

Convertible preferred shares and Series A convertible preferred shares consisted of the following as of December 31, 2019 (in thousands, except for share amounts):

	Shares		Liquidation Preference	Carrying Value
	Authorized	Outstanding
Convertible preferred shares	2,650,980	2,650,980	$ 3,865	$ 3,761
Series A convertible preferred shares	7,131,525	7,131,525	35,414	35,147
	9,782,505	9,782,505	$ 39,279	$ 38,908

Upon closing of the IPO, the convertible preferred shares and Series A convertible preferred shares as of December 31, 2019, together with the Series B convertible preferred shares issued during the year ended December 31, 2020, were converted to 16,419,172 ordinary shares. The holders of the Company’s convertible preferred shares, Series A convertible preferred shares and Series B convertible preferred shares had certain voting, dividend, and redemption rights, as well as liquidation preferences and conversion privileges. All rights, preferences, and privileges associated with the convertible preferred shares, Series A convertible preferred shares and Series B convertible preferred shares were terminated at the time of the Company’s IPO in conjunction with the conversion of all outstanding convertible preferred shares, Series A convertible preferred shares and Series B convertible preferred shares into ordinary shares.

Exhibit 99.1

10. Ordinary Shares

On September 22, 2020, the Company closed its IPO of ADSs representing its ordinary shares and issued and sold 8,625,000 ADSs at a public offering price of $17.00 per ADS, resulting in net proceeds of approximately $132.8 million after deducting underwriting fees and offering costs. Upon the closing of the IPO, the convertible preferred shares and Series A convertible preferred shares and Series B convertible preferred shares were converted to 16,419,172 ordinary shares.

On May 4, 2021, the Company sold 4,000,000 ordinary shares in connection with its follow-on offering. On May 19, 2021 the underwriters exercised their option to purchase an additional 600,000 ordinary shares. This capital raise resulted in net proceeds of approximately $154.8 million after deducting underwriting fees and offering costs.

Each ordinary share entitles the holder to one vote on all matters submitted to a vote of the Company’s shareholders. Ordinary shareholders are entitled to receive dividends, if any, as may be declared by the board of directors. Through December 31, 2022, no cash dividends had been declared or paid by the Company.

On October 8, 2021, the Company entered into a Sales Agreement with Cowen and Company, LLC, or Cowen, under which the Company may issue and sell from time to time up to $150.0 million of its ADSs, each representing one ordinary share, through Cowen as the sales agent. Sales of the Company’s ADSs, if any, will be made at market prices. On December 14, 2022, under our at-the-market offering we sold 44,416 ADSs at $10.53 per ADS.

During the year ended December 31, 2021, the Company issued in total 1,476,936 ordinary shares to settle share options exercised by employees and non-employees, of which 232,227 ordinary shares related to options exercised in 2020, with subsequent share issuances in 2021. During the year ended December 31, 2022, the Company issued in total 462,722 ordinary shares to settle share options exercised by employees and non-employees.

During the year ended December 31, 2021, a total of 70,482 restricted share units vested, of which 12,607 shares were vested and issued in settlement and 57,875 shares were vested but had not been issued at December 31, 2021.

During the year ended December 31, 2022, a total of 42,635 restricted share units vested, of which 24,747 shares were vested and issued in settlement and 17,888 shares were vested but had not been issued at December 31, 2022. During 2022, a total of 82,622 shares were issued in settlement, of which 57,875 vested in 2021 and 24,747 vested in 2022.

During the years ended December 31, 2022 and 2021, the Company issued in total 22,160 and 0 shares under the employee share purchase plans.

Exhibit 99.1

11. Share-Based Compensation

2017 Equity Incentive Plan

Under the Company’s historical shareholder and subscription agreements, the Company was authorized to issue restricted shares, restricted share units, as well as options, as incentives to its employees, non-employees and members of its board of directors. To the extent such incentives were in the form of share options, the options were granted pursuant to the terms of the 2017 Equity Incentive Plan, or the 2017 Plan. In July 2019, the Company’s board of directors adopted the 2017 Plan. The 2017 Plan provided for the grant of Enterprise Management Incentive, or EMI, options, to its UK employees, for the grant of options to its U.S. employees and non-employees of the Company. The 2017 Plan was administered by the board of directors.

Options granted under the 2017 Plan, typically vest over a three or four-year service period with 33.3% and 25% respectively, of the award vesting on the first anniversary of the commencement date and the balance vesting monthly over the remaining years. Options granted under the 2017 Plan generally expire 10 years from the date of grant. Restricted share units granted under the 2017 Plan typically vest over a four-year service period with 25% of the award vesting on the first anniversary of the commencement date and quarterly thereafter.

The options granted on June 30, 2020 were subject to 25% vesting upon the earlier occurrence of (i) the one year anniversary of the date of grant, or (ii) the date of the listing of the Company's ordinary shares on any stock exchange, followed by straight line vesting for three years for the remaining 75% of the allocation until vested in full.

The restricted share units granted on June 30, 2020 were subject to 25% vesting upon the earlier of (i) the one year anniversary of the date of grant, or (ii) the first day following the six-month anniversary of the listing of the Company's ordinary shares on any stock exchange on which the closing price of the shares is 20% higher than the listing price for at least five consecutive trading days.

As of December 31, 2022, the Company was authorized to issue a total of 1,603,402 ordinary shares underlying outstanding options granted under the 2017 Plan prior to the IPO.

2020 Employee Share Purchase Plan

The Company’s 2020 Employee Share Purchase Plan, or the ESPP, was adopted by the Board in September 2020 and approved by shareholders in September 2020 and became effective upon the effectiveness of the Company’s Registration Statement on Form F-1 in connection with the IPO. The ESPP initially reserved and authorized the issuance of up to a total of 340,053 ordinary shares to participating employees. The ESPP provides that the number of shares reserved and available for issuance will automatically increase each January 1, beginning on January 1, 2022 and each January 1 thereafter through termination of the 2020 Plan, by the lesser of (i) 1% of the outstanding number of ordinary shares on the immediately preceding December 31, (ii) 510,080 ordinary shares or (iii) such lesser number of ordinary shares as determined by the plan administrator. The number of shares reserved under the ESPP is subject to change in the event of a share split, share dividend or other change in our capitalization.

On October 1, 2021, the Company launched the SIP and the ESPP, through which employees can purchase shares at a discounted price. At the end of six months, shares will automatically be purchased at the lower of the opening and closing price of the shares for the saving period minus a 15% discount.

2020 Share Option Plan

In September 2020, the Company’s board of directors adopted, and the Company’s shareholders approved, the 2020 Share Option and Incentive Plan, or the 2020 Plan, which became effective upon the effectiveness of the Company’s Registration Statement on Form F-1 in connection with the IPO. The 2020 Plan allows the compensation and leadership development committee to make equity-based and cash-based incentive awards to the Company’s officers, employees, directors and other key persons (including consultants).

Options granted under the 2020 Plan generally expire 10 years from the date of grant and typically vest over a 4 year service period with 25% of the options vesting on the first anniversary of the commencement date and the balance vesting monthly over the remaining years.

The Company initially reserved 2,074,325 of its ordinary shares for the issuance of awards under the 2020 Plan. The 2020 Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each January 1, beginning on January 1, 2022, by up to 4% of the outstanding number of ordinary shares on the immediately preceding December 31, or such lesser number of shares as determined by our compensation and leadership development committee. This number is subject to adjustment in the event of a sub-division, consolidation, share dividend or other change in our capitalization. The total number of ordinary shares that may be issued under the 2020 Plan is 3,755,119 shares as of December 31, 2022, of which 667,802 shares remained available for future grant.

The options granted in 2022 under the 2020 Plan to employees generally expire 10 years from the date of grant. There are three potential vesting terms for the 2022 grants including: (i) 25% per year over four year service period, (ii) four year service period with 25% of the vesting on the first anniversary of the commencement date and the balance vesting monthly over the remaining years; and (iii) monthly vesting over four year service period.

During the years ended December 31, 2022, 2021 and 2020, the Company granted options to purchase 2,120,783, 1,043,702 and 3,405,490 ordinary shares to employees and non-employees, respectively.

2022 Inducement Option Award

On August 1, 2022, the Company granted to our new chief executive officer a non-qualified share option to purchase up to 600,000 ordinary shares as an inducement grant. The non-qualified share option has a 10 year term and vests as to one-fourth on August 1, 2023 and as to the remaining three-fourths in equal monthly installments over the following 36 months. The non-qualified share option has other terms that mirror those of non-qualified share options granted under the Company’s 2020 Plan and the Company’s standard form of non-qualified share option agreement.

Ordinary Shares

A summary of the changes in the Company’s unvested ordinary shares during the year ended December 31, 2022, 2021 and 2020 are as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Unvested and Outstanding as of December 31, 2020	13,757	$ 2.36
Granted	—	$ —
Vested	(13,757)	$ 2.36
Forfeited	—	$ —
Unvested and Outstanding as of December 31, 2022 and 2021	—	$ —

The total fair value of vested shares was nil, less than $0.1 million and $1.3 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Restricted Share Units

A summary of the changes in the Company’s unvested restricted share units during the years ended December 31, 2022, 2021 and 2020 are as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Unvested and Outstanding as of December 31, 2020	217,482	$ 10.19
Granted	—	—
Vested	(70,482)	10.19
Forfeited	(31,860)	10.19
Unvested and Outstanding as of December 31, 2021	115,140	$ 10.19
Granted	202,830	13.52
Vested	(42,635)	9.77
Forfeited	(4,200)	14.44
Unvested and Outstanding as of December 31, 2022	271,135	$ 12.23

As of December 31, 2022, 2021 and 2020, there was $2.6 million, $1.2 million and $2.0 million of unrecognized compensation cost related to unvested restricted share units, respectively, which is expected to be recognized over a weighted-average period of 2.95 years, 2.5 years and 3.2 years, respectively. The exercise price of restricted share units is at a nominal value less than £0.01 per share.

Share Options

The following table summarizes the Company’s share options activity for the years ended December 31, 2022, 2021 and 2020:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2020	4,430,340	$ 5.61	9.22	$ 186,426
Granted	1,043,702	$ 36.11
Exercised	(1,244,709)	$ 1.55
Cancelled or forfeited	(313,830)	$ 22.45
Outstanding as of December 31, 2021	3,915,503	$ 13.53	8.64	$ 51,162
Granted	2,120,783	$ 13.49
Exercised	(462,722)	$ 0.75
Cancelled or forfeited	(480,832)	$ 11.09
Outstanding as of December 31, 2022	5,092,732	$ 13.55	8.38	$ 13,013
Exercisable as of December 31, 2022	2,342,389	$ 9.14	7.67	$ 11,765
Unvested as of December 31, 2022	2,750,343	$ 17.31	8.99	$ 1,247

The aggregate intrinsic value of options exercised during the years ended December 31, 2022, 2021 and 2020 was $5.5 million, $47.4 million and $12.8 million, respectively.

The aggregate intrinsic value of share options is calculated as the difference between the exercise price of the share options and the fair value of the Company’s ordinary shares for those share options that had exercise prices lower than the fair value of the Company’s ordinary shares.

The weighted average grant-date fair value of share options granted was $10 and $21.35 and $9.83 per share during the years ended December 31, 2022, 2021 and 2020, respectively.

As of December 31, 2022, 2021 and 2020, there was $30.4 million, $27.4 million and $18.1 million of unrecognized compensation cost related to unvested share options, which is expected to be recognized over a weighted-average period of 2.8 years, 3.1 years and 3.5 years respectively.

Share Option Valuation

The weighted-average assumptions used in the Black-Scholes option pricing model to determine the fair value of the share options granted to employees and directors during the years ended December 31, 2022, 2021 and 2020 were as follows:

Year Ended December 31,
	2022	2021	2020
Expected option life (years)	5.95 years	5.73 years	5.95 years
Expected volatility	80.76%	67.36%	66.10%
Risk-free interest rate	2.26%	0.95%	0.43%
Expected dividend yield	— %	— %	— %
Fair value of underlying ordinary shares	$ 14.06	$ 35.21	$ 12.58

Share-based Compensation Expense

Share-based compensation expense recorded as research and development and general and administrative expenses is as follows (in thousands):

	Year Ended December 31,
	2022	2021	2020
Research and development	7,358	4,569	6,336
General and administrative	5,765	4,070	11,647
Total stock based compensation expense	$ 13,123	$ 8,639	$ 17,983

Exhibit 99.1

12. Income Taxes

Income (loss) before provision for income taxes consisted of the following (in thousands):

	Year Ended December 31,
	2022	2021	2020
United Kingdom	(92,841)	(72,397)	(60,522)
Foreign	1,744	854	220
Loss before provision for income taxes	(91,097)	(71,543)	(60,302)

The provision for income taxes for the years ended December 31, 2022, 2021 and 2020 was computed at the UK statutory income tax rate. The income tax provision for the years then ended comprised (in thousands):

	Year Ended December 31,
	2022	2021	2020
Current income tax provision
United Kingdom	$ —	$ —	$ —
Foreign	1,865	744	253
Total current expense:	$ 1,865	$ 744	$ 253

Deferred income tax benefit:
United Kingdom	—	—	—
Foreign	(1,457)	(545)	(221)
Total deferred income tax benefit:	$ (1,457)	$ (545)	$ (221)

Total provision for income taxes	$ 408	$ 199	$ 32

A reconciliation of income tax expense computed at the statutory UK income tax rate to income taxes as reflected in the consolidated financial statements is as follows (in thousands):

	Year Ended December 31,
	2022	2021	2020
Income taxes at UK statutory rate	$ (17,309)	$ (13,592)	$ (11,458)
Permanent differences	14	69	340
UK R&D tax credit	5,423	3,747	1,664
Change in valuation allowance	15,038	29,180	8,683
State income taxes	10	1	(5)
Deferred tax asset true-up	8	80	919
Return to Provision	1,580	(854)	—
Equity Compensation	(782)	(8,302)	—
Change in UK Tax Rate	(3,609)	(10,147)	—
Other	35	17	(111)
	$ 408	$ 199	$ 32

Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2022, 2021 and 2020 consist of the following (in thousands):

	Year Ended December 31,
	2022	2021	2020
Net operating loss carryforward	$ 44,227	$ 35,947	$ 10,075
Reserves and accruals	695	169	62
Share-based compensation	9,332	6,232	3,128
Charitable contributions	33	—	—
Total deferred tax assets	54,287	42,348	13,265
Valuation allowance	$ (51,909)	$ (41,483)	$ (13,000)

Depreciation	(154)	(99)	(44)
Total deferred tax liabilities	(154)	(99)	(44)
Net deferred tax assets	$ 2,224	$ 766	$ 221

As of December 31, 2022, 2021 and 2020, the Company had UK net operating loss carryforwards of approximately $176.9 million, $144.0 million and $53.0 million, respectively, that can be carried forward indefinitely.

Changes in the valuation allowance for deferred tax assets during the years ended December 31, 2022, 2021 and 2020 related primarily to the increases in net operating loss and were as follows (in thousands):

	Year Ended December 31,
	2022	2021	2020
Valuation allowance at beginning of year	$ 41,483	$ 13,000	$ 3,665
Increases recorded to income tax provision	15,038	29,180	8,683
Increases recorded to CTA	—	—	652
Decreases recorded to CTA	(4,612)	(697)	—
Valuation allowance at end of year	$ 51,909	$ 41,483	$ 13,000

Future realization of the tax benefits of existing temporary differences and net operating loss carryforwards ultimately depends on the existence of sufficient taxable income within the carryforward period. As of December 31, 2022, 2021 and 2020, the Company performed an evaluation to determine whether a valuation allowance was needed. The Company considered all available evidence, both positive and negative, which included the results of operations for the current and preceding years. The Company determined that it was not possible to reasonably quantify future taxable income and determined that it is more likely than not that all of the deferred tax assets will not be realized. Accordingly, the Company maintained a full valuation allowance against its net UK deferred tax assets as of December 31, 2022, 2021 and 2020. The deferred tax asset recognized relates entirely to the US entity.

The Company applies the authoritative guidance on accounting for and disclosure of uncertainty in tax positions, which requires the Company to determine whether a tax position of the Company is more likely than not to be sustained upon examination, including resolution of any related appeals of litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon the ultimate settlement with the relevant taxing authority. There were no material uncertain tax positions as of December 31, 2022, 2021 and 2020.

The Company will recognize interest and penalties related to uncertain tax positions in income tax expense when in a taxable income position. As of December 31, 2022, 2021 and 2020, the Company had no accrued interest or penalties related to uncertain tax positions and no amounts have been recognized in the Company’s statements of operations and comprehensive loss.

The Company and its subsidiaries file income tax returns in the UK and U.S. To the extent the Company has tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by the federal, state, or foreign tax authorities, if such tax attributes are utilized in a future period.

During the second quarter of 2021, the Finance Act 2021 (the Act) was enacted in the United Kingdom. The Act increases the corporate income tax rate from 19% to 25% effective April 1, 2023 and enhances the first-year capital allowance on qualifying new plant and machinery assets effective April 1, 2021. The effects on the Company’s existing deferred tax balances have been recorded and is offset by the valuation allowance maintained against the Company’s U.K. net deferred tax assets.

Exhibit 99.1

13. Net Loss Per Share

Basic and diluted net loss per share attributable to ordinary shareholders was calculated as follows (in thousands, except share and per share amounts):

	Year Ended December 31,
	2022	2021	2020
Numerator
Net loss	$ (91,505)	$ (71,742)	$ (60,334)
Net loss attributable to ordinary shareholders - basic and diluted	$ (91,505)	$ (71,742)	$ (60,334)

Denominator
Weighted-average number of ordinary shares used in net loss per share - basic and diluted	42,436,292	39,997,587	16,991,664
Net loss per share - basic and diluted	$ (2.16)	$ (1.79)	$ (3.55)

The Company’s potentially dilutive securities, which include unvested ordinary shares, unvested restricted share units, and options granted, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of ordinary shares outstanding used to calculate both basic and diluted net loss per share attributable to ordinary shareholders is the same. The Company excluded the following potential ordinary shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share attributable to ordinary shareholders for the years ended December 31, 2022, 2021 and 2020 because including them would have had an anti-dilutive effect:

	Year Ended December 31,
	2022	2021	2020
Unvested restricted share units	271,135	115,140	217,482
Unvested ordinary shares	—	—	13,757
Vested restricted share units, for which shares are not in issue	17,888	57,875	—
Share options	5,092,732	3,915,503	4,430,340
	5,381,755	4,088,518	4,661,579

Exhibit 99.1

14. Right of use of assets:

New York, USA

In August 2022, the Company entered into a twelve month membership agreement with WeWork for rentable office space. The membership is cancellable with 90 days’ notice. This membership is accounted for as a short-term lease as the Company is not reasonably certain to extend the lease beyond twelve months and is therefore not recognized on the Company’s consolidated balance sheets.

Soho, London, UK

In July 2021, the Company entered into a two-year operating lease with Fora Space Limited commencing on September 1, 2021. The noncancellable term is 24 months and there is no option to extend the lease. The recurring residency fee per month is £136,200, and the Company paid a refundable deposit of £136,200 at the execution of the agreement. Additionally, at the start of each calendar year, the monthly residency fee will be subject to an automatic inflation linked increase of the previous years’ amount.

Denmark Hill, London, UK

In March 2022, the Company entered into an agreement for a lease with South London and Maudsley NHS Foundation Trust for land and buildings at 5 Windsor Walk, Maudsley Hospital, Denmark Hill, London, UK. The lease commenced on June 21, 2022 and has a contractual term of five years. The rent is £180,000 per year, with no deposit payable.

The following table summarizes our costs included in our consolidated statements of operations and comprehensive loss related to right of use lease assets we have entered for the years ended December 31, 2022 and 2021 (in thousands):

	Year Ended December 31,
	2022	2021
Lease cost
Operating lease cost	$ 2,263	$ 1,844
Variable lease cost	—	—
Short-term lease cost	256	86
	$ 2,519	$ 1,930
Other information:
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used in operating leases	$ 2,219	$ 1,971
Right-of-use assets obtained in exchange for new operating lease liabilities	783	4,513
Weighted average remaining lease term (in years)	1.58	1.64
Weighted average discount rate	5.70%	4.99%

The following table summarizes the future minimum lease payments due under operating leases as of December 31, 2022, (in thousands):

December 31, 2023	1,537
December 31, 2024	218
December 31, 2025	218
December 31, 2026	54
Total future minimum lease payments	$ 2,027
Less: imputed interest	(99)
Total	$ 1,928

Exhibit 99.1

15. Commitments and Contingencies

Legal Proceedings

From time to time, the Company may be a party to litigation or subject to claims incident to the ordinary course of business. The Company was not a party to any material litigation and did not have material contingency reserves established for any liabilities as of December 31, 2022, 2021 or 2020.

Indemnification

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and provide for general indemnification. The Company’s exposure under these agreements is unknown because it involves claims that may be made against the Company in the future. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.

In accordance with its Articles of Association, the Company has indemnification obligations to its officers and directors for certain events or occurrences, subject to certain limits, while they are serving at the Company’s request in such capacity. There have been no claims to date, and the Company has director and officer insurance that may enable it to recover a portion of any amounts paid for future potential claims.

Exhibit 99.1

16. Employee Benefit Plans

In the UK, the Company makes contributions to private defined contribution pension schemes on behalf of its employees. The Company paid $0.2 million, $0.2 million and less than $0.1 million in contributions for the years ended December 31, 2022, 2021, and 2020 respectively.

In the United States, the Company established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all U.S. employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. The Company paid $0.2 million, $0.1 million and less than $0.1 million in contributions in the years ended December 31, 2022, 2021 and 2020, respectively.